Exhibit 3.15
Certificate of Formation
of
CST Diamond Holdings LLC
a Texas limited liability company

This Certificate of Formation of CST Diamond Holdings LLC (the “Company”) is being duly executed and filed by the undersigned natural person of the age of 18 years or more, as the organizer of the Company, under the Texas Business Organizations Code.
1.    The name of the filing entity is CST Diamond Holdings LLC.
2.    The Company is a domestic limited liability company.
3.    The period of duration of the Company is perpetual.

4.
The Company is organized for the purpose of, and shall have authority for, the transaction of any and all lawful business for which limited liability companies may be organized under the Texas Business Organizations Code.

5.
The name of the initial registered agent of the Company in the State of Texas is CT Corporation System, and the address of the registered office of such initial registered agent is 350 N. St. Paul Street, Suite 2900, Dallas, Texas 75201-4234.

6.	The Company will have managers. The name and address of the initial manager of the Company are:
Kimberly S. Bowers    One Valero Way, San Antonio, Texas 78249-1616
7.    The name and address of the organizer are:
Ethan A. Jones        One Valero Way, San Antonio, Texas 78249-1616

8.	This Certificate of Formation shall be effective as of the date of filing with the Secretary of State.
The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument.
Date: February 6, 2012
By: /s/ Ethan A. Jones
Ethan A. Jones
Organizer

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